SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of      November 7, 2002

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

210, 1167 Kensington Crescent NW, Calgary Alberta T2N 1X7

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F     [  X  ]    Form 40-F   [     ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes     [   ]    No   [    ]

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This is to include the signature page that was inadvertently omitted for the filing done on November 7, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONCOLYTICS BIOTECH INC (Registrant)

By: /s/ D.A Ball ____________________________________ Name: D.A Ball Title: Chief Financial Officer

Date: November 20, 2002